Exhibit 1

                                                    News Release

For Immediate Release

Eurand Reports Recent Highlights and
Financial Results for Third Quarter 2010

Recent Highlights:

•	Record revenues of EUR 41.7 million ($56.7 million), up 36% from the third quarter of 2009

•	Net income of EUR 5.5 million ($7.5 million) versus a net loss of EUR 0.4 million ($0.5 million) in the third quarter of 2009

•	Revenues of EUR 21.8 million ($29.7 million) for the ZENPEP franchise, which includes ZENPEP® (pancrelipase) Delayed-Release Capsules and its 5,000-unit dose authorized generic, PANCRELIPASE™

•	For the week ended October 22, 2010, the ZENPEP franchise held 20% of the total market for all pancreatic enzyme products (PEPs), according to IMS Health Incorporated.

•	Increased total cash, cash equivalents and marketable securities to EUR 46.4 million ($63.1 million)

•	Phase III ZENPEP study recently initiated in Europe in exocrine pancreatic insufficiency (EPI) patients with cystic fibrosis

AMSTERDAM, The Netherlands, Nov. 5, 2010 – Eurand N.V. (NASDAQ: EURX), a global specialty pharmaceutical company, today reported record revenues of EUR 41.7 million ($56.7 million) for the third quarter of 2010, an increase of 36%, or 33% in constant currency, from the third quarter of 2009. Net income was EUR 5.5 million ($7.5 million), or EUR 0.11 ($0.16) per diluted share, compared with a net loss of EUR 0.4 million ($0.5 million), or a net loss of EUR 0.01 ($0.01) per diluted share, in the third quarter of 2009.

For the nine months ended September 30, 2010, revenues totaled EUR 105.7 million ($143.8 million), up 17%, or 13% in constant currency, from the same period of 2009.  Net income for the first nine months of 2010 was EUR 2.5 million ($3.4 million), or EUR 0.05 ($0.07) per diluted share, compared with a net loss of EUR 2.0 million ($2.7 million), or a net loss of EUR 0.04 ($0.06) per diluted share, for the same period in 2009.

“The third quarter was very strong for Eurand, with revenues and profitability largely driven by the success of our ZENPEP franchise,” said Gearóid Faherty, Chairman and Chief Executive Officer.  “Less than a year after launch, ZENPEP is the second-most prescribed product in the U.S. pancreatic enzyme market, and the franchise currently holds a 20% share.  We expect that the ZENPEP franchise will continue to grow for the rest of this year and into 2011 as physician and patient awareness increases.”

ZENPEP Launch Update

Market share for the ZENPEP franchise grew substantially during the third quarter of 2010, with its share of total prescriptions in the pancreatic enzyme market expanding from 12% to 19%.  Beginning with the week ended April 23, 2010 (prior to the FDA’s enforcement of its April 28, 2010 Stop Distribution Date for certain unapproved PEPs) through the week ended October 22, 2010, ZENPEP’s market share has more than tripled, from 6% to 20%.

“Even with the launch of a third FDA-approved PEP in mid-July, the ZENPEP franchise has continued to gain share at an impressive pace, and we are especially pleased by the positive feedback from physicians and patients regarding ZENPEP’s ability to control the signs and symptoms of EPI, in particular for those patients who have switched from other PEPs,” Faherty said.  “We believe that ZENPEP’s product characteristics and dosing options, coupled with broad access to the product through managed care and government reimbursement, have led to its significant market acceptance.”

PRODUCT DEVELOPMENT PIPELINE UPDATE:

Eurand recently initiated a Phase III ZENPEP study in Europe in patients with EPI due to cystic fibrosis. The European Medicines Agency (EMA) has deemed a ZENPEP Marketing Authorization Application eligible for evaluation under the Centralized Procedure, which enables a single marketing authorization to be valid across the European Union and provides for 10 years of marketing exclusivity once the product is approved. Eurand plans to out-license the distribution rights for ZENPEP in Europe and other regions of the world, and discussions are ongoing with potential partners.

THIRD QUARTER 2010 FINANCIAL RESULTS

Total revenues were EUR 41.7 million ($56.7 million) in the third quarter of 2010, an increase of approximately 36%, or 33% at constant currency rates, compared with the third quarter of 2009. Product sales rose 51%, or 47% at constant currency rates, to EUR 37.9 million ($51.6 million) in the third quarter of 2010 compared with the same period of 2009. This increase is due to sales of ZENPEP and its authorized generic of EUR 21.8 million ($29.7 million), which more than offset the complete absence of sales of ULTRASE to Axcan and sales from Eurand’s low-cost Pancrelipase.  Both ULTRASE and Pancrelipase generated significant sales in 2009.

For the third quarter of 2010, product sales of ZENPEP and its authorized generic included revenues from shipments made in prior periods, which were deferred as of June 30, 2010 and amounted to EUR 4.9 million ($6.7 million). ZENPEP and its authorized generic revenues in excess of wholesalers’ shipments to retail and non-retail channels were deferred in prior periods since wholesalers held inventories in excess of market needs due to the initial launch shipments. In the third quarter of 2010, wholesalers’ inventories have been in line with market needs and therefore revenues were recognized on the basis of Eurand’s shipments to wholesalers.

Royalties were EUR 2.2 million ($3.0 million), down 21% from the third quarter of 2009 due to negligible royalties (approximately EUR 0.1 million) from Axcan for ULTRASE.  The currency exchange rate had no significant impact on the royalty income.

Development fees for the third quarter of 2010 were EUR 1.5 million ($2.1 million), down 43% from the same period in 2009.  The currency exchange rate had no significant impact on the development fees.  Revenue from development fees can fluctuate from quarter to quarter since a significant portion of fees is recognized upon achievement of development milestones.

Cost of goods sold was EUR 16.1 million ($21.9 million) for the three months ended September 30, 2010, up 4% from the same period in 2009. Excluding the impact of exchange rates, cost of goods sold would have been flat.  The margin on product sales increased from 38.1% in the third quarter of 2009 to 57.4% in the third quarter of 2010, primarily as a result of higher-margin ZENPEP product sales. During the third quarter of 2010, Eurand sold some ZENPEP inventory that had been expensed in previous periods prior to receiving regulatory approval in the third quarter of 2009 for commercial launch in the U.S.  If the related inventories were not expensed in previous periods, cost of goods sold in the three months ended September 30, 2010 would have been higher by approximately EUR 0.5 million
($0.7 million).

Research and development (R&D) expenses were EUR 5.7 million ($7.8 million) for the three months ended September 30, 2010, down approximately 11%, or 12% at constant currency rates, compared with the same period in 2009.  Certain components of Eurand’s R&D expenses, notably clinical studies, can vary significantly from quarter to quarter.

Selling, general and administrative (SG&A) expenses of EUR 13.6 million
($18.5 million) were up 73%, or 71% at constant currency rates, compared with the third quarter of 2009. The increase in SG&A expenses is primarily attributable to an increase in direct sales and marketing expenses associated with the November 2009 launch of ZENPEP, the expansion of the sales force, and related marketing, patient support and managed-care programs.

Net income was EUR 5.5 million ($7.5 million) for the third quarter of 2010 compared with a net loss of EUR 0.4 million ($0.5 million) in the same period of 2009.  Net income per diluted share was EUR 0.11 ($0.16) versus a net loss of EUR 0.01 ($0.01) per diluted share in the comparable period of 2009.

At September 30, 2010, cash, cash equivalents and marketable securities were EUR 46.4 million ($63.1 million), and debt was EUR 2.8 million ($3.7 million).

YEAR-TO-DATE 2010 FINANCIAL RESULTS

Total revenues were EUR 105.7 million ($143.8 million) for the nine months ended September 30, 2010, an increase of 17%, or 13% at constant currency rates, compared with the same period in 2009.  The growth in revenues can be primarily attributed to sales of ZENPEP and its authorized generic.

Product sales grew 29%, or 24% at constant currency rates, to EUR 94.2 million ($128.1 million) year to date in 2010 compared with the same period of 2009.
Product sales of ZENPEP and its authorized generic included revenues from sales made in 2009, which were deferred as of December 31, 2009 and amounted to
EUR 3.7 million ($5.0 million).

Royalties of EUR 6.9 million ($9.4 million) were down 15%, or 16% at constant currency rates, compared with the first nine months of 2009 due to lower royalties from Axcan for ULTRASE.  Development fees were EUR 4.6 million ($6.3 million), down 49% from the prior year period, which included a milestone payment from GlaxoSmithKline related to the launch of LAMICTAL® ODT™.

Cost of goods sold was EUR 44.5 million ($60.5 million) for the nine months ended September 30, 2010, down 2% from the prior year period, or 5% at constant currency rates.  During the nine months ended September 30, 2010, Eurand sold some inventories of ZENPEP that were expensed in previous periods prior to receiving regulatory approval in the third quarter of 2009 for commercial launch in the U.S.  If the related inventories were not expensed in previous periods, cost of goods sold in the nine months ended September 30, 2010 would have been higher by approximately EUR 1.0 million ($1.4 million).

The margin on product sales was 52.7% year to date in 2010 versus 38.0% in the first nine months of 2009 as a result of higher-margin ZENPEP sales in 2010.

R&D expenses were EUR 16.7 million ($22.7 million) for the nine months ended September 30, 2010, down 8%, or 10% in constant currency rates, compared with the same period in 2009. SG&A expenses of EUR 38.7 million ($52.6 million) were up 58%, or 53% at constant currency, compared with the year to date in 2009 due primarily to the increased direct sales and marketing costs associated with the launch of ZENPEP and expansion of the sales force.

Net income was EUR 2.5 million ($3.4 million) for the first nine months of 2010 compared with a net loss of EUR 2.0 million ($2.7 million) in the same period of 2009.  Net income per diluted share was EUR 0.05 ($0.07) versus a net loss of EUR 0.04 ($0.06) per diluted share in the comparable period of 2009.

Attached to this earnings release are the following items:

1.	Selected unaudited consolidated statements of operations for the three months ended September 30, 2010 compared with the same period in 2009

2.	Selected unaudited consolidated statements of operations for the nine months ended September 30, 2010 compared with the same period in 2009

3.	Selected unaudited balance sheet data as of September 30, 2010 and December 31, 2009

Note on Currency Presentation

This press release contains translations of euros into U.S. dollars at a convenience rate of EUR 1=$1.360, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2010.

Percentage variances quoted in “Constant Currency” represent the increase or decrease recomputed as if euro/dollar exchange rates had been the same in the three and nine months ended September 30, 2010 as they were in the same period in 2009. As a guide, average exchange rates were EUR 1=$1.291 in the three months to September 30, 2010, EUR1=$1.316 in the nine months to September 30, 2010, EUR 1=$1.431 in the three months to September 30, 2009, and EUR1=$1.365 in the nine months to September 30, 2009.

Conference Call Information

Eurand will host a conference call today, Friday, November 5, 2010, at 8:30 a.m. Eastern Time, 1:30 p.m. Central Europe Time, covering the third quarter and nine-months 2010 financial results.

To participate in the conference call, U.S. participants dial 1-877-407-9039, international participants dial +1-201-689-8470.  A replay of the call will be available until December 5, 2010.  For a replay of the call, U.S. participants dial 1-877-870-5176, international participants dial +1-858-384-5517. The conference ID number is 358370.

A live webcast of the call also will be available from the investor relations section of the company website at www.eurand.com. Following the live webcast, the archived version of the call will be available at the same URL until December 5, 2010.

About Eurand

Eurand is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary pharmaceutical technologies.  Eurand has had six products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Its technology platforms include bioavailability enhancement of poorly soluble drugs, custom release profiles and taste-masking orally disintegrating tablet (ODT) formulations. Eurand is a global company with facilities in the U.S. and Europe.  For more information, visit www.eurand.com.

Forward-Looking Statements

This release and oral statements made with respect to information contained in this release, including statements about the market potential of ZENPEP, constitute forward-looking statements.  Such forward-looking statements include those which express plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact.  The words “expects”, “potentially”, “anticipates”, “could”, “calls for” and similar expressions also identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Factors that could affect actual results include, risks associated with our ability to market, commercialize and achieve market acceptance for ZENPEP, or for any of the products that we are developing or commercializing or may develop or commercialize in the future. A non-exclusive list of important factors that may affect future results may be found in Eurand’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and periodic reports on Form 6-K. Investors should evaluate any statement in light of these important factors. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.  Actual events could differ materially from those anticipated in the forward-looking statements.

#  #  #

Contacts:

Bill Newbould                                                                                     Nick Laudico/Sara Pellegrino
Vice President, Investor Relations                                                 The Ruth Group
Eurand N.V.                                                                                        +1 646-536-7030/7002
+1 267-759-9335                                                                                  nlaudico@theruthgroup.com
bill.newbould@eurand.com                                                             spellegrino@theruthgroup.com

Item 1. Selected unaudited consolidated statements of operations for the three months ended September 30, 2010 compared with same period in 2009

	Three months ended September 30,
	2010	2010	2009	% Change
				At current	At constant
	$'000(a)	euro'000	euro'000	currency	currency

Product sales	51,576	37,921	25,053	51%	47%
Royalty income	3,043	2,237	2,815	-21%	-22%
Development fees	2,099	1,543	2,723	-43%	-44%
	----------	----------	----------	--------	---------
Total revenues	56,718	41,701	30,591	36%	33%
Cost of goods sold	(21,945)	(16,135)	(15,517)	4%	0%
R & D expenses	(7,796)	(5,732)	(6,473)	-11%	-12%
S,G & A expenses	(18,479)	(13,586)	(7,855)	73%	71%
Amortization of intangibles	(422)	(310)	(336)	-8%	-9%
Other expenses	(49)	(36)	-	N.M.	N.M.
	----------	----------	----------	--------	---------
Operating income	8,027	5,902	410	N.M.	N.M.

Financial income	57	42	117	N.M.	N.M.
	----------	----------	----------	--------	---------
Income before taxes	8,084	5 944	527	N.M.	N.M.

Income taxes	(593)	(436)	(921)	N.M.	N.M.
	----------	----------	----------	--------	---------
Net income (loss)	7,491	5,508	(394)	N.M.	N.M.
	==========	==========	==========	========	=========
Basic net income (loss) per share	$0.16	€0.11	€(0.01)
Diluted net income (loss) per share	$0.16	€0.11	€(0.01)
Weighted average number of shares used to compute basic income (loss) per share	47,949,373	47,949,373	45,775,720
Weighted average number of shares used to compute diluted income (loss) per share	48,233,508	48,233,508	45,775,720

(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.360, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2010.

Item 2. Selected unaudited consolidated statements of operations for the nine months ended September 30, 2010 compared with the same period in 2009

	Nine months ended September 30,
	2010	2010	2009	% Change
				At current	At constant
	$'000(a)	euro'000	euro'000	currency	currency

Product sales	128,132	94,208	73,151	29%	24%
Royalty income	9,363	6,884	8,113	-15%	-16%
Development fees	6,263	4,605	9,035	-49%	-51%
	----------	----------	----------	--------	---------
Total revenues	143,758	105,697	90,299	17%	13%
Cost of goods sold	(60,543)	(44,514)	(45,327)	-2%	-5%
R & D expenses	(22,677)	(16,673)	(18,196)	-8%	-10%
S,G & A expenses	(52,611)	(38,682)	(24,505)	58%	53%
Amortization of intangibles	(1,262)	(928)	(1,038)	-11%	-13%
Other expenses	(690)	(507)	-	N.M.	N.M.
	----------	----------	----------	--------	---------
Operating income	5,975	4,393	1,233	N.M.	N.M.

Financial income (loss)	760	559	(52)	N.M.	N.M.
	----------	----------	----------	--------	---------
Income before taxes	6,735	4,952	1,181	N.M.	N.M.

Income taxes	(3,342)	(2,457)	(3,151)	N.M.	N.M.
	----------	----------	----------	--------	---------
Net income (loss)	3,393	2,495	(1,970)	N.M.	N.M.
	==========	==========	==========	========	=========
Basic net income (loss) per share	$0.07	€0.05	€(0.04)
Diluted net income (loss) per share	$0.07	€0.05	€(0.04)
Weighted average number of shares used to compute basic income (loss) per share	47,907,096	47,907,096	45,761,056
Weighted average number of shares used to compute diluted income (loss) per share	48,381,986	48,381,986	45,761,056

(a)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.360, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2010.

Item 3. Selected unaudited balance sheet data as of September 30, 2010 and December 31, 2009

	September 30,		December 31,
	2010	2010	2009
	$'000 (1)	euro'000	euro'000

Cash and cash equivalents	37,883	27,853	16,893
Marketable securities	25,216	18,540	23,049
Total debt	3,740	2,750	207
Total shareholders' equity	157,644	115,906	111,574

(1)	Figures in U.S. dollars are translated from the euro for convenience, at a rate of 1Euro=$1.360, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2010.